Exhibit 99.4

Kroger – Vitacost.com Merger
Investor Conference Call Prepared Remarks
July 2, 2014

Cindy Holmes, Director of Investor Relations:

Good morning and thank you for joining us on short notice today.  On the call with me today is Mike Schlotman, Kroger’s Senior Vice President and Chief Financial Officer.

Before we begin, I want to remind you that today’s discussion will include forward-looking statements.  We want to caution you that such statements are predictions, and actual events or results can differ materially and none of these statements constitutes an offer to sell any securities.  A detailed discussion of the many factors that we believe may have a material effect on our business on an ongoing basis is contained in our SEC filings, but Kroger assumes no obligation to update that information.

Both our press release and our prepared remarks from this call will be available on our website at ir.kroger.com.

After our prepared remarks, we look forward to taking your questions.  We ask that you please limit yourself to one question and one follow-up question, if necessary.  Thank you.

I’ll now turn the call over to Mike Schlotman, Kroger’s Senior Vice President and Chief Financial Officer.

Kroger – Vitacost.com Merger
Investor Conference Call Prepared Remarks
July 2, 2014

Comments by Mike Schlotman:

Thanks, Cindy and good morning.   Earlier this morning we announced an agreement to merge with Vitacost.com, one of the largest pure play eCommerce companies in the nutrition and healthy living market.  Vitacost.com is a top-100 online business with tremendous eCommerce expertise and a proven platform that is serving customers in all 50 states and internationally.

This merger presents a unique opportunity for Kroger to continue our strategy to enter new markets and new channels, and – along with Harris Teeter’s online order and pick-up service – accelerates our efforts to provide customers with even more ways to shop.

Highly Complementary Business – Natural/Organic Foods and eCommerce

Vitacost.com offers more than 45,000 items including vitamins, minerals, herbs, supplements, sports nutrition, beauty care products and natural and organic foods to approximately 2.3 million active customers.  Their core focus on healthy living products is highly complementary to our fast-growing natural foods business, and we intend to grow Vitacost.com’s position in the online nutrition market.  We believe we can extend the reach of Kroger’s business by finding new Vitacost.com customers who appreciate complementary, health-focused brands like Simple Truth.

Kroger – Vitacost.com Merger
Investor Conference Call Prepared Remarks
July 2, 2014

At the same time, we are excited about Vitacost.com’s extensive eCommerce expertise and their valuable platform that includes proprietary technology and turnkey ship-to-home fulfillment capabilities serving customers in all 50 states and internationally.  We see opportunities to integrate Vitacost’s platform with our existing digital footprint.  For example, we could potentially link Vitacost.com’s more than 45,000 SKUs to Kroger.com, and over time use the Vitacost online retail platform to make even more products available for purchase online.  By linking it to our existing digital offerings, we can create exciting new levels of personalization and convenience for our customers.

As you know, we have been thoughtful about our approach to building our digital and eCommerce capabilities.  Today millions of customers plan their shopping online using Kroger’s cloud-based shopping list and weekly ad through the company’s mobile apps and Kroger.com, and more than one billion digital coupons have been downloaded since 2009.  We offer an order online, deliver-to-home pilot in our King Soopers division in Denver, and we continue to learn from Harris Teeter’s successful Express Lane model, which offers customers the ability to order online and pick up at their local store in 154 locations.  With Vitacost.com, we can accelerate our progress in this important channel and offer customers the convenience to order online and ship to their door with an expanded assortment online.

Kroger – Vitacost.com Merger
Investor Conference Call Prepared Remarks
July 2, 2014

Welcoming Vitacost.com also aligns with our goal of entering new markets.  They serve customers in 16 states that are not currently served by Kroger supermarkets, expanding Kroger’s reach into new US markets as well as internationally.  This is a tremendous opportunity to connect with customers in those markets.

Vitacost.com has a talented team of approximately 800 associates, and they operate distribution centers in Lexington, NC and Las Vegas, NV, and a customer service center in Lexington, NC.  Following closing, Vitacost.com will operate as a subsidiary of Kroger and will continue to be led by the Vitacost team.  We are excited to work together following the close of the transaction to ensure a seamless integration.

Financial Highlights

Now I will cover the financial highlights of the merger.  The transaction is valued at approximately $280 million, and the $8.00 per share offer price represents a 51% premium to Vitacost.com’s closing share price on February 19, 2014, the day before Vitacost.com was asked by a major shareholder to explore strategic alternatives.

Under the terms of the agreement, Kroger will launch a tender offer to purchase all outstanding shares of Vitacost.com for $8.00 per share in cash.  The tender offer and merger are subject to Vitacost.com stockholders tendering at least a majority of the outstanding shares of Vitacost.com common stock in the tender offer, certain regulatory approvals and other customary closing conditions.  Holders of approximately 26.2% of the outstanding shares of Vitacost.com common stock have already agreed to support the transaction, which we expect to close in the third calendar quarter of 2014.

Kroger – Vitacost.com Merger
Investor Conference Call Prepared Remarks
July 2, 2014

While the transaction will be financed with debt, the company continues to expect to achieve a 2.00 – 2.20 net debt to adjusted EBITDA ratio by mid-to-late 2015.  We are committed to managing free cash flow to achieve this goal in order to maintain our current investment grade credit rating.

We do not see any meaningful accretion in the short-term, but do anticipate upside potential to grow this line of business over time as we integrate and expand our digital platforms.

We are also confirming our net earnings per diluted share growth guidance range of $3.19 - $3.27 for fiscal 2014.  Over the long-term, we expect to maintain the current objective of 8% - 11% net earnings per diluted share growth rate, plus a growing dividend.

Conclusion

In summary, we are very excited about the opportunities that this merger presents.  While relatively small, this strategic transaction is consistent with our goal of expanding into new markets and new channels.  It fits incredibly well with our established digital capabilities and our goal of providing an Omnichannel experience, where customers can shop with us whenever and however they want.

Kroger – Vitacost.com Merger
Investor Conference Call Prepared Remarks
July 2, 2014

Together we are a powerful combination, blending the art of retailing and deep Customer insights with a superb online experience.

We look forward to closing this transaction and working together.  I’m now happy to take your questions.

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Forward-Looking Statements

The remarks contain certain forward-looking statements about the future performance of Kroger. These statements are based on management's assumptions and beliefs in light of the information currently available to it. These statements are indicated by words such as "expect," "intend," "guidance,"  will" and similar words.  Various uncertainties and other factors could cause actual results to differ materially from those contained in the forward-looking statements. These include the specific risk factors identified in "Risk Factors" and "Outlook" in Kroger’s annual report on Form 10-K for our last fiscal year and any subsequent filings, as well as the following:

•	Our ability to achieve earnings and cash flow goals may be affected by: labor negotiations or disputes; changes in the types and numbers of businesses that compete with us; pricing and promotional activities of existing and new competitors, including non-traditional competitors, and the aggressiveness of that competition; our response to these actions; the state of the economy, including interest rates, the inflationary and deflationary trends in certain commodities, and the unemployment rate; the effect that fuel costs have on consumer spending; volatility of fuel margins; changes in government-funded benefit programs; manufacturing commodity costs; diesel fuel costs related to our logistics operations; trends in consumer spending; the extent to which our customers exercise caution in their purchasing in response to economic conditions; the inconsistent pace of the economic recovery; changes in inflation or deflation in product and operating costs; stock repurchases; the effect of brand prescription drugs going off patent; our ability to retain additional pharmacy sales from third party payors; natural disasters or adverse weather conditions; the success of our future growth plans; and the successful integration of Harris Teeter. Our ability to achieve earnings goals may also be affected by our ability to manage the factors identified above.

Kroger – Vitacost.com Merger
Investor Conference Call Prepared Remarks
July 2, 2014

•	Our ability to use free cash flow to continue to maintain our investment grade debt rating and repurchase shares, pay dividends, and fund capital investments, could be affected by unanticipated increases in net total debt, our inability to generate free cash flow at the levels anticipated, and our failure to generate expected earnings.

•	Our commencement of a tender offer will be contingent upon the merger agreement not being terminated prior to the commencement of the offer. The requirement to consummate the merger will be contingent upon the merger agreement being in effect and the conditions to the merger being satisfied or waived. The closing of the transaction could fail to occur within the third calendar quarter of 2014 if the tender offer does not achieve the anticipated results, if the conditions to closing are not satisfied or are not satisfied in a timely manner, or if the merger agreement is terminated as provided in the agreement.

•	Our ability to grow Vitacost.com’s position in the market, to build on Vitacost.com’s platform by integrating it with our existing digital offerings, and to offer convenience to our customers to order online will depend primarily on the reaction of Vitacost.com’s competitors and the extent to which the Vitacost.com platform can be expanded to include Kroger’s current and future offerings.

•	Our ability to finance the transaction with debt will depend on the availability of the debt markets, including commercial paper, our credit facility, and other sources of debt financing.

We assume no obligation to update the information contained herein. Please refer to Kroger's reports and filings with the Securities and Exchange Commission for a further discussion of these risks and uncertainties.

Additional Information and Where to Find It

The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Vitacost.com, Inc. (the “Company”), nor is it a substitute for the tender offer materials that The Kroger Co. (“Parent”) and Vigor Acquisition Corp. (“Acquisition Sub”), a wholly-owned subsidiary of Parent, will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Acquisition Sub will file with the SEC tender offer materials on Schedule TO, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of the Company are urged to read these documents carefully when they become available, because they will contain important information that holders of Company securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at The Kroger Co., 1014 Vine Street, Cincinnati, OH 45202-1100, Attention: General Counsel.

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